STATEMENT OF INVESTMENTS

Dreyfus Municipal Cash Management Plus

October 31, 2007 (Unaudited)

Short-Term Investments--98.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--1.6%				
Macon Trust Various Certificates (Spanish Fort Redevelopment Authority - Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.52	11/7/07	20,750,000 a,b	20,750,000
Scottsboro Industrial Development Board, IDR (Aluminum One of Alabama, Inc. Project) (LOC; National City Bank)	3.56	11/7/07	6,800,000 a	6,800,000
Stevenson Industrial Development Board, EIR (The Mead Corporation Project) (LOC; JPMorgan Chase Bank)	3.32	11/7/07	3,400,000 a	3,400,000
Alaska--.4%				
Alaska, International Airports System Revenue, Refunding (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.34	11/7/07	7,150,000 a,b	7,150,000
Arizona--1.8%				
Arizona Health Facilities Authority, Revenue (La Loma Village) (LOC; Citibank NA)	3.48	11/7/07	9,700,000 a	9,700,000
Maricopa County Industrial Development Authority, MFHR (San Clemente Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.66	11/7/07	1,010,000 a	1,010,000
Phoenix Civic Improvement Corporation, Airport Revenue (Merlots Program) (Insured; FGIC and Liquidity Facility; Wachovia Bank)	3.39	11/7/07	4,600,000 a,b	4,600,000
Salt River Project Agricultural Improvement and Power District, CP (Salt River Project) (Liquidity Facility: Bank of America, Citibank NA, JPMorgan Chase Bank, Marshall and Isley Bank and Wells Fargo Bank)	3.53	12/12/07	11,000,000	11,000,000
Tempe Industrial Development Authority, Senior Living				

Revenue (Friendship Village of Tempe Project) (LOC; Fortis Bank)	3.46	11/7/07	8,000,000 [a]	8,000,000
Arkansas--.3%				
Pulaski County Public Facilities Board, MFHR, Refunding (Markham Oaks and Indian Hills Apartments Projects) (LOC; Regions Bank)	3.55	11/7/07	6,400,000 [a]	6,400,000
California--1.7%				
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.63	11/7/07	16,598,996 [a,b]	16,598,996
Puttable Floating Option Tax Exempt Receipts (San Jose Redevelopment Agency, MFHR (San Fernando Apartments)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.63	11/7/07	15,995,000 [a,b]	15,995,000
Colorado--2.7%				
Colorado Educational and Cultural Facilities Authority, Revenue (Capital Christian School Project) (LOC; Union Bank of California)	3.48	11/7/07	3,250,000 [a]	3,250,000
Colorado Housing and Finance Authority, EDR (Wanco Inc. Project) (LOC; U.S. Bank NA)	3.58	11/7/07	3,035,000 [a]	3,035,000
Denver City and County, Airport System Revenue (Insured; CIFG and Liquidity Facility; Morgan Stanley Bank)	3.43	11/7/07	4,900,000 [a]	4,900,000
Denver City and County, Airport System Revenue, Refunding (Insured; AMBAC)	5.75	11/15/07	3,320,000	3,322,465
Erie, COP (LOC; Key Bank)	3.31	11/7/07	4,270,000 [a]	4,270,000
Morgan Keegan Municipal Products Inc. Trust (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Natixis Commercial Paper Corporation)	3.57	11/7/07	14,400,000 [a,b]	14,400,000
Southglenn Metropolitan District, Special Revenue (LOC; BNP Paribas)	3.48	11/7/07	2,600,000 [a]	2,600,000
Vail, MFHR (Middle Creek Apartments) (Liquidity Facility; Merrill Lynch Capital Services and				

LOC; Ixis Corporate and Investment Bank)	3.63	11/7/07	15,960,000 a,b	15,960,000

Connecticut--.3%

New Haven,				
GO Notes, BAN	4.00	3/26/08	5,000,000	5,004,461

Delaware--.2%

Delaware Economic Development Authority, Revenue (Saint Anne's Episcopal School Project) (LOC; Wilmington Trust Co.)	3.52	11/7/07	3,900,000 a	3,900,000

District of Columbia--3.1%

Anacostia Waterfront Corporation, PILOT Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank)	3.34	11/7/07	30,000,000 a,b	30,000,000
District of Columbia, Revenue, Refunding (American Association of Homes and Services for the Aging, Inc. Issue) (LOC; Unicredito Italiano SPA)	3.50	11/7/07	11,090,000 a	11,090,000
Metropolitan Washington DC Airport Authority, CP (LOC; Bank of America)	3.60	12/18/07	18,000,000	18,000,000

Florida--9.3%

Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.80	12/6/07	5,000,000	5,000,000
Broward County Housing Finance Authority, MFHR (Cypress Grove Apartments Project) (Liquidity Facility; American International Group Funding Inc.)	3.59	11/7/07	5,000,000 a	5,000,000
Florida Housing Finance Agency, Housing Revenue (Caribbean Key Apartments Project) (LOC; FNMA)	3.31	11/7/07	11,525,000 a	11,525,000
Greater Orlando Aviation Authority, Airport Facility Revenue (FlightSafety International Inc. Project) (LOC; Berkshire Hathaway)	3.49	11/7/07	6,700,000 a	6,700,000
Jacksonville Electric Authority, Revenue, CP (Liquidity Facility; JPMorgan Chase Bank)	3.62	11/13/07	20,000,000	20,000,000
Lee Memorial Health System Board of Directors, HR (Lee Memorial				

Health System)	3.28	11/7/07	12,700,000 a	12,700,000
Martin County,				
PCR, Refunding (Florida Power and Light Company Project)	3.59	11/1/07	3,000,000 a	3,000,000
Miami-Dade County Industrial Development Authority, IDR (Fine Art Lamps Project) (LOC; SunTrust Bank)	3.49	11/7/07	3,350,000 a	3,350,000
Orange County Housing Finance Authority, Homeowner Revenue (Insured: FNMA and GNMA and Liquidity Facility; Lehman Liquidity LLC)	3.40	11/7/07	1,480,000 a,b	1,480,000
Orlando Utilities Commission, Water and Electric Revenue, Refunding	5.00	10/1/08	5,000,000	5,069,016
Palm Beach County, Health Care Facilities Revenue (Morse Obligation Group) (LOC; Commerce Bank)	3.52	11/7/07	10,000,000 a	10,000,000
Sarasota County, Continuing Care Retirement Community Revenue, Refunding (The Glenridge on Palmer Ranch, Inc. Project) (LOC; Bank of Scotland)	3.58	11/1/07	4,165,000 a	4,165,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.49	1/14/08	10,000,000	10,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.54	1/14/08	6,000,000	6,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.68	1/17/08	29,000,000	29,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.50	1/18/08	11,676,000	11,676,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.50	1/18/08	15,438,000	15,438,000
Volusia County School District, GO Notes, TAN	4.00	9/17/08	16,000,000	16,075,917
Georgia--3.7%				
Atlanta, Subordinate Lien Tax Allocation (Atlantic Station Project) (LOC; Wachovia Bank)	3.52	11/7/07	4,000,000 a	4,000,000

Bainbridge and Decatur County Development Authority, IDR (Rand Group Limited Project) (LOC; National City Bank)	3.56	11/7/07	9,505,000 a	9,505,000
Cobb County, GO Notes, TAN	4.00	12/31/07	7,800,000	7,804,296
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	3.52	11/13/07	9,800,000	9,800,000
Private Colleges and Universities Authority, CP (Emory University Project)	3.55	3/6/08	10,000,000	10,000,000
RBC Municipal Products Inc. Trust (Dekalb County Housing Authority, MFHR (North Hills Apartments Project)) (Liquidity Facility; Royal Bank of Canada and LOC; Royal Bank of Canada)	3.57	11/7/07	11,595,000 a,b	11,595,000
Savannah Economic Development Authority, Exempt Facility Revenue (Home Depot Project)	3.41	11/7/07	17,000,000 a	17,000,000

Illinois--5.6%

Chicago, Collateralized SFMR	3.85	9/3/08	12,500,000	12,500,000
Chicago, Collateralized SFMR	3.58	10/7/08	3,000,000	3,000,000
Chicago, Collateralized SFMR (LOC; DEPFA Bank PLC)	3.95	7/1/08	7,500,000	7,500,000
Chicago, IDR (Victoria Limited LLC Project) (LOC; ABN-AMRO)	3.55	11/7/07	3,350,000 a	3,350,000
Community Unit School District Number 308, Educational Purposes TAW	4.00	1/1/08	7,000,000	7,003,420
Illinois Educational Facilities Authority, Revenue, CP (LOC; Bank of America)	3.45	4/8/08	8,000,000	8,000,000
Illinois Educational Facilities Authority, Revenue, CP (Pooled Finance Program) (LOC; Northern Trust Co.)	3.60	11/7/07	16,000,000	16,000,000
Illinois Finance Authority, Revenue (Fenwick High School, Inc. Project) (LOC; JPMorgan Chase Bank)	3.50	11/7/07	7,835,000 a	7,835,000
Illinois Finance Authority, Revenue, Refunding (Fairview Obligated Group) (LOC; Lasalle National Bank NA)	3.45	11/7/07	16,200,000 a	16,200,000
Puttable Floating Option Tax Exempt Receipts (Illinois				

Municipal Electric Agency, Power Supply System Revenue) (Insured; FGIC and Liquidity Facility; Merrill Lynch Capital Services)	3.52	11/7/07	16,095,000 a,b	16,095,000
Upper Illinois River Valley Development Authority, SWDR (Exolon-ESK Company Project) (LOC; Bank of America)	3.51	11/7/07	8,405,000 a	8,405,000

Indiana--5.1%

Carmel, Waterworks Revenue, BAN	3.75	9/21/08	13,000,000	13,004,778
Elkhart County, EDR (Four Seasons Manufacturing Project) (LOC; National City Bank)	3.56	11/7/07	3,725,000 a	3,725,000
Hammond, Sewer and Solid Waste Disposal Revenue, Refunding (Cargill Inc. Project)	3.32	11/7/07	6,500,000 a	6,500,000
Indiana Finance Authority, EDR (Beford Machine and Tool, Inc., Metal Technologies, Inc. and Beford Recycling, Inc. Project) (LOC; Fifth Third Bank)	3.47	11/7/07	7,000,000 a	7,000,000
Indiana Finance Authority, EDR (JRL Leasing, Inc. and LaSarre Co., LLC Project) (LOC; National City Bank)	3.56	11/7/07	3,800,000 a	3,800,000
Indiana Health and Educational Facility Financing Authority, Revenue (Ascension Health Senior Credit Group) (Liquidity Facility; Citigroup Inc.)	3.51	11/7/07	35,060,000 a,b	35,060,000
Indianapolis Local Public Improvement Bond Bank, Notes	4.25	1/8/08	15,000,000	15,013,391
Indianapolis Local Public Improvement Bond Bank, Notes	4.25	1/8/08	6,075,000	6,082,807
Saint Joseph County, Health Care Facility Revenue (South Bend Medical Foundation Project) (LOC; National City Bank)	3.51	11/7/07	2,700,000 a	2,700,000
Seymour, EDR (Pedcor Investments - Sycamore Springs Apartments Project) (LOC; FHLB)	3.51	11/7/07	3,784,000 a	3,784,000

Iowa--.2%

Iowa Finance Authority,
SFMR (Mortgage-Backed

Securities Program) (Liquidity Facility; State Street Bank and Trust Co.)	3.50	11/7/07	4,500,000 a	4,500,000

Kansas--.6%

Junction City, GO Temporary Notes	5.00	6/1/08	6,000,000	6,033,833
Junction City, Temporary Notes	5.00	12/1/07	2,500,000	2,501,893
Mission, MFHR, Refunding (The Falls Apartments Project) (Insured; FNMA)	3.53	11/7/07	3,350,000 a	3,350,000

Kentucky--4.0%

Jefferson County, Retirement Home Revenue (Nazareth Literary and Benevolent Institution Project) (LOC; Fifth Third Bank)	3.47	11/7/07	9,500,000 a	9,500,000
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	3.58	11/7/07	31,800,000 a	31,800,000
Kentucky Asset/Liability Commission, General Fund Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.63	11/8/07	12,500,000	12,500,000
Kentucky Asset/Liability Commission, General Fund Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.45	2/6/08	16,700,000	16,700,000
Kentucky Rural Water Finance Corporation, Public Projects Construction Notes	3.65	4/1/08	5,500,000	5,500,000

Louisiana--4.0%

Ascension Parish, Revenue (BASF Corporation Project)	3.69	11/1/07	2,000,000 a	2,000,000
Board of Supervisors of Louisiana State University and Agricultural and Mechanical College, Auxiliary Revenue, Refunding (Insured; AMBAC and Liquidity Facility; BNP Paribas)	3.46	11/7/07	13,140,000 a	13,140,000
Louisiana Public Facilities Authority, Revenue, Refunding (Putters Program) (Tulane University of Louisiana Project) (Insured; MBIA and Liquidity Facility; JPMorgan				

Chase Bank)	3.51	11/7/07	14,535,000 a,b	14,535,000
Morgan Keegan Municipal Products Inc. (New Orleans Finance Authority) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Transamerica Life and Insurance)	3.57	11/7/07	25,000,000 a,b	25,000,000
Morgan Keegan Municipal Products Inc. (New Orleans, SFMR) (Insured; Transamerica Life and Insurance and Liquidity Facility; Lloyds TSB Bank PLC)	3.57	11/7/07	22,000,000 a,b	22,000,000

Maine--.7%

Auburn, Obligation Securities Revenue (J&A Properties and United Fabricants Strainrite Project) (LOC; Citizens Bank of Massachusetts)	3.32	11/7/07	2,380,000 a	2,380,000
Maine Finance Authority, Revenue (Waynflete School Issue) (LOC; JPMorgan Chase Bank)	3.43	11/7/07	11,090,000 a	11,090,000

Maryland--1.1%

Anne Arundel County, EDR (Atlas Container Corporation Project) (LOC; M&T Bank)	3.61	11/7/07	7,475,000 a	7,475,000
Baltimore County Revenue Authority, Golf System Revenue (LOC; M&T Bank)	3.48	11/7/07	6,985,000 a	6,985,000
Maryland Economic Development Corporation, Revenue, Refunding (United Cerebral Palsy Project) (LOC; M&T Bank)	3.55	11/7/07	2,054,500 a	2,054,500
Maryland Health and Higher Educational Facilities Authority, Revenue (Charles County Nursing Center) (Liquidity Facility; M&T Bank)	3.48	11/7/07	3,900,000 a	3,900,000

Massachusetts--2.2%

Leominster, GO Notes, BAN	4.00	11/8/07	10,000,000	10,000,540
Macon Trust Various Certificates (Massachusetts Health and Educational Facilities Authority - Harvard Vanguard Medical Associates Issue) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.52	11/7/07	11,000,000 a,b	11,000,000

Massachusetts Development Finance Agency, Revenue (Suffolk University Issue) (Insured; Assured Guaranty and Liquidity Facility; Citizens Bank of Massachusetts)	3.34	11/7/07	6,400,000 a	6,400,000
Massachusetts Development Finance Agency, RRR (Waste Management, Inc. Project) (LOC; SunTrust Bank)	3.49	11/7/07	5,500,000 a	5,500,000
Massachusetts Development Finance Authority, Multifamily Revenue (Kennedy Lofts Project) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch and Co. Inc.)	3.68	11/7/07	4,000,000 a,b	4,000,000
Massachusetts Housing Finance Agency, SFHR Notes	4.00	12/1/07	4,000,000	4,000,658

Michigan--1.6%

Michigan Hospital Finance Authority, HR (Chelsea Community Hospital) (LOC; National City Bank)	3.47	11/7/07	3,620,000 a	3,620,000
Michigan Hospital Finance Authority, Revenue (Health Care Equipment Loan Program) (LOC; ABN-AMRO)	3.51	11/7/07	5,000,000 a	5,000,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	3.33	11/7/07	6,500,000 a	6,500,000
Michigan Strategic Fund, LOR (HME Inc. Project) (LOC; Fifth Third Bank)	3.54	11/7/07	2,050,000 a	2,050,000
Michigan Strategic Fund, LOR (Kaumagraph Flint Corporation Project) (LOC; Bank One)	3.40	11/7/07	2,400,000 a	2,400,000
Michigan Strategic Fund, LOR (PFG Enterprises Inc. Project) (LOC; Huntington NB)	3.73	11/7/07	2,660,000 a	2,660,000
Oakland County Economic Development Corporation, LOR (Michigan Seamless Tube LLC Project) (LOC; ABN-AMRO)	3.61	11/7/07	3,300,000 a	3,300,000
Pittsfield Township Economic Development Corporation, LOR, Refunding (Arbor Project) (LOC; Comerica Bank)	3.52	11/7/07	4,625,000 a	4,625,000

Minnesota--1.2%

Dakota County Community

Development Agency, MFHR (Regatta Commons Project) (LOC; ABN-AMRO)	3.68	11/1/07	3,100,000 a	3,100,000
University of Minnesota, CP	3.58	11/14/07	20,000,000	20,000,000

Missouri--1.5%

Kansas City Municipal Assistance Corporation, Leasehold Improvement Revenue, Refunding (H. Roe Bartle Convention Center, Music Hall and Municipal Auditorium Parking Garage Projects) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.51	11/7/07	11,465,000 a,b	11,465,000
Missouri Health and Educational Facilities Authority, School District Advance Funding Program Notes (Webster Groves School District)	4.25	11/3/08	3,240,000	3,263,510
Missouri Public Utilities Commission, Revenue (Interim Construction Notes)	4.75	9/1/08	5,000,000	5,038,328
Saint Louis Industrial Development Authority, Elderly Housing Revenue (Homer G. Phillips Dignity House Project) (LOC; U.S. Bank NA)	3.68	11/1/07	5,965,000 a	5,965,000
Saint Louis Industrial Development Authority, MFHR (Windward Estates Project) (GIC; IXIS Corporate and Investment Bank and Liquidity Facility; Merrill Lynch Capital Services)	3.63	11/7/07	3,570,000 a,b	3,570,000

Montana--.2%

Puttable Floating Option Tax Exempt Receipts (Montana Facility Finance Authority, HR (Benefis Healthcare System)) (Insured; Assured Guaranty and Liquidity Facility; Merrill Lynch Capital Services)	3.58	11/7/07	2,960,000 a,b	2,960,000

Nebraska--.5%

Omaha Public Power District, Electric Revenue, CP (Liquidity Facility; JPMorgan Chase Bank)	3.51	12/11/07	9,000,000	9,000,000

New Hampshire--1.1%

New Hamphire Business Finance

Authority IDR (Keeney Manufacturing Company Project) (LOC; Bank of America)	3.55	11/7/07	3,180,000 a	3,180,000
New Hampshire Business Finance Authority, Water Facility Revenue (Pennichuck Water Works, Inc. Project) (Insured; AMBAC and Liquidity Facility; FHLB)	3.55	5/1/08	12,360,000	12,360,000
New Hampshire Health and Education Facilities Authority, Revenue (Kimball Union Academy) (LOC; RBS Citizens NA)	3.55	11/7/07	5,000,000 a	5,000,000

New Mexico--.3%

Dona Ana County, IDR (Foamex Products Inc. Project) (LOC; Bank of Nova Scotia)	3.49	11/7/07	5,900,000 a	5,900,000

New York--1.8%

Dutchess County Industrial Development Agency, Civic Facility Revenue (Arbor Ridge Brookmeade Inc.) (LOC; M&T Bank)	3.48	11/7/07	9,845,000 a	9,845,000
Monroe County, GO Notes, RAN	4.00	4/15/08	10,000,000	10,017,892
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.49	11/7/07	7,360,000 a,b	7,360,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (LOC; Bayerische Landesbank)	3.57	11/1/07	7,100,000 a	7,100,000

North Carolina--.3%

Burke County Industrial Facilities and Pollution Control Financing Authority, IDR (Bauer Industries Inc. Project) (LOC; Bank of Montreal)	3.55	11/7/07	1,355,000 a	1,355,000
Durham County, Multifamily Revenue (Falls Pointe Apartments) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.68	11/7/07	4,140,000 a,b	4,140,000

Ohio--3.9%

Cleveland-Cuyahoga County Port

Authority, Development Revenue, Refunding (Judson Project) (LOC; National City Bank)	3.48	11/7/07	11,320,000 a	11,320,000
Columbus Regional Airport Authority, Revenue, CP (LOC; Calyon NA Inc.)	3.47	1/15/08	5,500,000	5,500,000
Cuyahoga County, IDR (King Nut Project) (LOC; Key Bank)	3.56	11/7/07	3,070,000 a	3,070,000
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	3.63	11/7/07	9,900,000 a,b	9,900,000
Middletown, Hospital Facilities Revenue (Middletown Hospital Group) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.63	11/7/07	20,510,000 a,b	20,510,000
Ohio Air Quality Development Authority, PCR, Refunding (FirstEnergy Generation Corporation Project) (LOC; Barclays Bank PLC)	3.32	11/7/07	15,000,000 a	15,000,000
Ohio Water Development Authority, PCR, Refunding (FirstEnergy Nuclear Generation Corporation Project) (LOC; Barclays Bank PLC)	3.33	11/7/07	9,700,000 a	9,700,000

Oregon--2.4%

Oregon, Homeowner Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Trinity Funding Corporation)	3.56	11/7/07	13,120,000 a,b	13,120,000
Oregon, TAN	4.50	6/30/08	5,000,000	5,027,879
Oregon Department of Administrative Services, COP (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.51	11/7/07	14,945,000 a,b	14,945,000
Washington County Housing Authority, MFHR (Cedar Mill Project) (LOC; M&T Bank)	3.64	11/7/07	11,600,000 a	11,600,000

Pennsylvania--13.4%

Allegheny County Hospital Development Authority, Health Center Revenue, Refunding

(Presbyterian University Health System, Inc. Project) (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.49	11/7/07	10,000,000 a,b	10,000,000
Beaver County Industrial Development Authority, EIR (BASF Corporation Project) (LOC; BASF AG)	3.69	11/1/07	6,700,000 a	6,700,000
Chartiers Valley Industrial and Commercial Development Authority, Revenue (Wesley Hills Project) (LOC; Fifth Third Bank)	3.49	11/7/07	7,270,000 a	7,270,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.30	11/7/07	16,000,000 a	16,000,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.46	11/7/07	21,230,000 a	21,230,000
Delaware County Authority, Health System Revenue (Mercy Health System of Southeastern Pennsylvania Issue) (Liquidity Facility; Westdeutsche Landesbank and LOC; Westdeutsche Landesbank)	3.63	11/7/07	8,985,000 a,b	8,985,000
Delaware County Industrial Development Authority, PCR, CP (Exelon Project) (LOC; Wachovia Bank)	3.49	2/11/08	21,235,000	21,235,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.27	11/7/07	5,500,000 a	5,500,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.27	11/7/07	6,400,000 a	6,400,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.27	11/7/07	17,300,000 a	17,300,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.27	11/7/07	5,300,000 a	5,300,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.27	11/7/07	9,500,000 a	9,500,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.27	11/7/07	5,300,000 a	5,300,000

Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.27	11/7/07	10,000,000 a	10,000,000
Emmaus General Authority, Local Government Revenue (LOC; Goldman Sachs Group Inc.)	3.27	11/7/07	4,400,000 a	4,400,000
Geisinger Authority, Health System Revenue (Geisinger Health System) (Liquidity Facility; Bank of America)	3.50	11/1/07	14,300,000 a	14,300,000
Geisinger Authority, Health System Revenue (Geisinger Health System) (Liquidity Facility; Wachovia Bank)	3.50	11/1/07	8,950,000 a	8,950,000
Horizon Hospital System Authority, Senior Health and Housing Facilities Revenue (Saint Paul Homes Project) (LOC; M&T Bank)	3.48	11/7/07	5,400,000 a	5,400,000
Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank)	3.48	11/7/07	16,825,000 a	16,825,000
Lancaster Municipal Authority, Revenue (Ephrata Community Hospital Project) (LOC; Fulton Bank)	3.35	11/7/07	3,800,000 a	3,800,000
Lancaster Municipal Authority, Revenue (Garden Spot Village Project) (LOC; Fulton Bank)	3.32	11/7/07	7,435,000 a	7,435,000
Montgomery County Industrial Development Authority, Revenue (Recigno Laboratories, Inc. Project) (LOC; Wachovia Bank)	3.60	11/7/07	1,530,000 a	1,530,000
Philadelphia Authority for Industrial Development, Revenue (Friends Select School Project) (LOC; PNC Bank)	3.49	11/7/07	2,900,000 a	2,900,000
Philadelphia, Airport Revenue, Refunding (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.36	11/7/07	10,700,000 a	10,700,000
Puttable Floating Option Tax Exempt Receipts (Lehigh County General Purpose Authority, HR (Saint Luke's Hospital of Bethlehem, Pennsylvania Project)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.52	11/7/07	10,680,000 a,b	10,680,000
Puttable Floating Option Tax Exempt Receipts (Montgomery County Redevelopment				

Authority, MFHR, Hunt Club Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.63	11/7/07	10,000,000 a,b	10,000,000
West Cornwall Township Municipal Authority, GO Notes, Refunding (Bethlehem Area School District Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.46	11/7/07	9,700,000 a	9,700,000

South Carolina--.7%

Puttable Floating Option Tax Exempt Receipts (South Carolina Jobs-Economic Development Authority, Hospital Improvement Revenue (Palmetto Health)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.53	11/7/07	5,000,000 a,b	5,000,000
South Carolina Jobs-Economic Development Authority, EDR (Pharmaceutical Associates, Inc. Project) (LOC; Wachovia Bank)	3.55	11/7/07	2,250,000 a	2,250,000
Three Rivers Solid Waste Authority, Solid Waste Disposal Facilities, COP (TRA, Inc.) (LOC; U.S. Bank NA)	3.70	4/1/08	5,915,000	5,915,000

Tennessee--.3%

Memphis Health Educational and Housing Facility Board, MFHR (Summit Park Apartments Project) (LOC; First Tennessee Bank)	3.70	11/7/07	5,000,000 a	5,000,000

Texas--10.3%

ABN AMRO Munitops Certificates Trust (Tarrant Regional Water District, Water Revenue) (Insured; FGIC and Liquidity Facility; Bank of America)	3.50	11/7/07	4,800,000 a,b	4,800,000
Brazos River Harbor Navigation Distict, Harbor Revenue (BASF Corporation Project)	3.69	11/1/07	7,000,000 a	7,000,000
Calhoun County Navigation Industrial Development Authority, Port Revenue (The British Petroleum Company PLC)	3.67	11/1/07	30,000,000 a	30,000,000

Dallas,

Waterworks and Sewer System Revenue, CP (Liquidity Facility; Bank of America)	3.46	2/7/08	9,631,000	9,631,000
DeSoto Industrial Development Authority, IDR, Refunding (National Service Industries Inc. Project) (LOC; Wachovia Bank)	3.50	11/7/07	3,660,000 [a]	3,660,000
El Paso County Hospital District, GO Notes (Putters Program) (Insured; AMBAC and Liquidity Facility; Deutsche Postbank)	3.51	11/7/07	3,460,000 [a,b]	3,460,000
Fort Bend County, Toll Road Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; PB Finance Inc.)	3.51	11/7/07	2,770,000 [a,b]	2,770,000
Harris County Metropolitan Transportation Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	3.42	1/29/08	5,500,000	5,500,000
Harris County Metropolitan Transportation Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	3.42	1/29/08	11,000,000	11,000,000
Harrison County Health Facilities Development Corporation, HR (Marshall Regional Medical Center Project) (LOC; Amsouth Bank)	3.47	11/7/07	9,700,000 [a]	9,700,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	3.75	12/6/07	10,000,000	10,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.72	11/13/07	14,000,000	14,000,000
Montgomery County Housing Finance Corporation, MFHR (Park at Woodline Townhomes) (LOC; Citibank NA)	3.31	11/7/07	7,500,000 [a]	7,500,000
Permian Basin Regional Housing Finance Corporation, SFMR (Guaranteed Mortgage-Backed Securities Program) (GIC; Aegon NV)	4.05	2/1/08	5,455,000	5,455,000
Port of Port Arthur Navigation District, Revenue, CP (BASF AG)	3.65	1/15/08	10,000,000	10,000,000
Revenue Bond Certificate Series Trust Various States, Housing Revenue (Pebble Brooke) (GIC; AIG Funding Inc.)	3.71	11/7/07	7,000,000 [a,b]	7,000,000
Revenue Bond Certificate Series Trust Various States, Revenue (Chimney Project) (GIC; AIG				

Funding Inc.)	3.71	11/7/07	6,160,000 a,b	6,160,000
Texas Department of Housing and Community Affairs, MFHR, Refunding (Champions Crossing Apartments) (Liquidity Facility; FNMA and LOC; FNMA)	3.55	11/7/07	5,125,000 a	5,125,000
Texas Department of Transportation, State Highway Fund Revenue, CP (LOC: Bank of America and State Street Bank and Trust Co.)	3.55	11/30/07	15,000,000	15,000,000
Texas Department of Transportation, State Highway Fund Revenue, CP (LOC: Bank of America and State Street Bank and Trust Co.)	3.51	12/11/07	28,000,000	28,000,000

Utah--.9%

Murray City, HR (IHC Health Services Inc.)	3.50	11/7/07	16,700,000 a	16,700,000

Vermont--.3%

Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; JPMorgan Chase Bank)	3.65	12/4/07	6,000,000	6,000,000

Virginia--1.5%

Fairfax County Economic Development Authority, RRR, Refunding (Insured; AMBAC)	6.00	2/1/08	6,000,000	6,032,969
Lynchburg Redevelopment and Housing Authority, Housing Revenue (KHM Properties-Lynchburg, LLC Project) (LOC; Manufacturers and Traders Trust Company)	3.53	11/7/07	13,520,000 a	13,520,000
Norfolk Economic Development Authority, New Empowerment Zone Facility Revenue (Metro Machine Corp. Project) (LOC; Wachovia Bank)	3.53	11/7/07	5,600,000 a	5,600,000
Virginia Beach Development Authority, IDR, Refunding (Giant Square Shopping Center Company, LLP Project) (LOC; Wachovia Bank)	3.50	11/7/07	3,300,000 a	3,300,000

Washington--2.4%

Everett Industrial Development Corporation, Exempt Facilities Revenue (Kimberly-Clark Corporation Project)	3.65	11/7/07	3,200,000 a	3,200,000

Pierce County Economic Development Corporation, Multi-Mode Industrial Revenue (SeaTac Packaging Project) (LOC; HSBC Bank USA)	3.57	11/7/07	5,590,000 a	5,590,000
Tacoma Housing Authority, Revenue (Crown Assisted Living Project) (LOC; Key Bank)	3.33	11/7/07	600,000 a	600,000
Washington Economic Development Finance Authority, SWDR (Cedar Grove Composing Project) (LOC; Wells Fargo Bank)	3.35	11/7/07	4,800,000 a	4,800,000
Washington Economic Development Finance Authority, SWDR (Lemay Enterprises Project) (LOC; Bank of America)	3.35	11/7/07	5,450,000 a	5,450,000
Washington Economic Development Finance Authority, SWDR (Waste Management Project) (LOC; Bank of America)	3.39	11/7/07	5,500,000 a	5,500,000
Washington Housing Finance Commission, MFHR (Queen Anne Project) (LOC; Bank of America)	3.50	11/7/07	7,500,000 a	7,500,000
Washington Housing Finance Commission, MFHR (The Vintage at Chehalis Senior Living Project) (Liquidity Facility; FNMA and LOC; FNMA)	3.50	11/7/07	8,190,000 a	8,190,000
Washington Housing Finance Commission, MFHR (The Vintage at Everett Senior Living Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.50	11/7/07	5,250,000 a	5,250,000

Wisconsin--2.8%

Fond Du Lac, Waterworks System Revenue, BAN	4.50	7/1/08	5,000,000	5,016,750
New Richmond School District, BAN	4.13	6/6/08	4,500,000	4,501,790
Puttable Floating Option Tax Exempt Receipts (Wisconsin Housing and Economic Development Authority, Single Family Revenue) (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Pallas Capital Corporation)	3.58	11/7/07	6,130,000 a,b	6,130,000
Wisconsin Health and Educational Facilities Authority, Revenue (Gunderson Lutheran) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.58	11/1/07	3,000,000 a	3,000,000
Wisconsin Health and Educational Facilities Authority, Revenue				

(Wisconsin Lutheran College Project) (LOC; U.S. Bank NA)	3.58	11/1/07	10,100,000 a	10,100,000
Wisconsin Housing and Economic Development Authority, Home Ownership Revenue (Liquidity Facility; Fortis Bank)	3.34	11/7/07	12,500,000 a	12,500,000
Wisconsin School Districts Cash Flow Management Program, COP (LOC; U.S. Bancorp)	4.50	9/18/08	11,000,000	11,081,252
Wyoming--1.6%				
Campbell County, IDR (Two Elk Power Generation Station Project) (GIC; American International Group Funding Inc.)	3.80	11/30/07	21,300,000	21,300,000
Campbell County, IDR (Two Elk Power Generation Station Project) (LOC; Citibank NA)	3.80	11/30/07	10,000,000	10,000,000
U.S. Related--1.1%				
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.51	11/7/07	20,000,000 a,b	20,000,000

Total Investments (cost $1,876,020,341)	**98.7%**	**1,876,020,341**
Cash and Receivables (Net)	**1.3%**	**25,539,269**
Net Assets	**100.0%**	**1,901,559,610**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, these securities amounted to $449,173,996 or 23.6% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue

FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance